Exhibit (e)(5)

Contract of Employment

(“Contract”) between

Syngenta International AG

hereinafter referred to as the “Company”, and

Jonathan Parr

hereinafter referred to as the “Executive”.

1.	Employment and Position

The Executive is a member of the Syngenta Executive Committee (“Executive Committee”).

The Executive’s position is based at the Company’s Basel office. He shall report to the Chief Executive Officer.

2.	Duties

2.1	The Executive performs his duties as described in the relevant job description, as amended from time to time.

2.2	The Executive will neither take employment with a third party nor run a business and shall not, without the prior written consent of the Company, engage in any business activities other than for, or on behalf of, the Company, Syngenta AG and its subsidiaries and affiliated companies (together hereinafter “Syngenta”).

2.3	In addition, the Executive is aware that the Swiss Ordinance Against Excessive Compensation in Listed Companies (together hereinafter, including any successor law thereof, the “VegüV”) and the Articles of Incorporation of Syngenta AG (“Articles”) restrict the number of external offices the Executive may hold (see article 27 of the Articles). The Executive undertakes to comply with these requirements at all times during the term of this Contract.

2.4	The Company may from time to time require the Executive to hold a minimum number of Syngenta AG shares. The Executive undertakes to comply with these share ownership requirements at all times during the term of this Contract.

3.	Term and Termination

3.1	This Contract is entered as of April 24, 2015 for an indefinite duration.

3.2	The employment contract dated January 1, 2015 and all appendices thereto are hereby entirely replaced by this Contract and its appendices with effect as per April 24, 2015. For the purpose of employment seniority rights, your date of entry with the Company is January 5, 1987.

3.3	At any time either party may terminate the Contract by giving 12 months written notice to the other party to the end of one calendar month. Notice is to be given pursuant to clause 14.5.

3.4	The Contract ends tacitly and without notice on the last day of the month in which the Executive will have reached the pensionable age as defined by the rules of the applicable pension plan, or at an earlier date of retirement the Executive and the Company may agree mutually. The Executive’s retirement benefits are governed by the rules of the applicable pension plan.

3.5	In the event of (i) the Executive’s retirement, (ii) the termination of the Executive’s employment other than by reason of breach of this Contract or (iii) any other lawful termination of the Executive’s employment by the Company or the Executive, the Company shall pay for the period up to the end of employment to the Executive, the Executive’s legal representatives, or to any party in accordance with a direction given by the Executive to the Company in writing, a proportionate base salary (see clause 4.2) and a proportionate target short-term incentive award, provided, however, that as per the applicable short-term incentive plan, similar short-term incentives are granted to other Executives of the Company for the relevant year and the same period of time.

4.	Compensation

The Executive will receive the compensation as further defined in this clause 4. Such compensation will be reviewed once each year by the Compensation Committee of the Board of Syngenta AG (“Compensation Committee”).

4.1	VegüV Amendment

The Executive’s compensation, including without limitation his fixed and variable components referred to in this Contract (“Compensation”), is subject to the approval by the General Meeting of Shareholders of Syngenta AG (see article 29 of the Articles).

If the General Meeting of Shareholders does not approve the maximum total Compensation of the Executive Committee, Compensation may be subject to forfeiture and claw back in accordance with applicable Swiss law and the Articles. The Executive agrees to reimburse the Company upon its first request any Compensation already paid which is subject to forfeiture and claw back under Swiss law and the Articles, to the extent that such Compensation is over and above the customary amount of compensation for the services rendered by the Executive to the Company.

4.2	Base Salary

The Executive will receive an annual base salary [in an agreed amount] which is payable in 12 equal instalments at the end of a calendar month.

4.3	Variable Compensation Plans

4.3.1	In General

The Executive will be eligible to participate in Syngenta’s variable compensation plans applicable to the Executive’s function. The terms and conditions of the plans are determined by the Compensation Committee each year in accordance with the Articles, Swiss law (including, without limitation, the VegüV) and the SEC Variable Compensation Framework.

Rights or shares under the variable compensation plans may be subject to vesting or blocking periods.

The Executive acknowledges and agrees that the grant of shares or rights under the applicable plans in a previous year cannot be taken as a precedent for any future grants.

4.3.2	Long-Term Incentive Plan and the Deferred Share Plan

In accordance with article 29 of the Articles, in the event of:

•	termination of employment of the Executive, all options, restricted share units, shares, share awards and matching shares granted under the Long-Term Incentive Plan regulations and the Deferred Share Plan regulations will vest and be granted, respectively, and any blocking periods will be waived, unless the Compensation Committee decides otherwise;

•	a change in control of Syngenta AG, all options, restricted share units, shares, share awards and matching shares granted under the Long-Term Incentive Plan regulations and the Deferred Share Plan regulations will vest and be granted, respectively, and any blocking periods will be waived.

The above provisions override the termination of employment and the change in control provisions contained in the Long-Term Incentive Plan and Deferred Share Plan regulations. All other provisions remain unchanged.

For any grants made under the Executive Long-Term Incentive Plan regulations, the termination of employment provisions and change in control provisions contained within those regulations shall apply.

4.4	Fringe Benefits

The Executive shall receive the benefits which are contained in the SEC Members Factsheet on Benefits (if applicable), as may be amended from time to time.

5.	Allowances

5.1	Fixed Expense Allowance

An annual expense allowance of net CHF 35,000 will be paid in 12 equal instalments at the end of a calendar month. This allowance does not form part of total income for the calculation of incentive, pension or related items and is currently not subject to social security contributions.

5.2	Family, child and similar allowances

The Executive shall receive family, child and other similar allowances offered to employees according to the Employee Regulations for Switzerland, as amended from time to time.

6.	Social Insurance and Pension

The social insurance and pension schemes of the Company that are made available to the Executive are covered in Appendix A of the Contract.

7.	Documents and Materials

The Executive hereby acknowledges the Company’s right to possession and ownership of all documents, drawings, work results, computer programs, tapes, data or other records, including copies and summaries thereof, which are prepared by the Executive during his employment or which come into the Executive’s possession through or as a result of such employment and which relate to the business of Syngenta. Upon any termination of the Executive’s employment, all such items shall be returned to the Company immediately.

8.	Confidentiality

8.1	The Executive acknowledges that the Company’s business and future success depends on the preservation of the trade secrets and other confidential information of the Company and its suppliers and customers (“Secrets”). Except as may be otherwise agreed by the Company, the Secrets include, without limiting the generality of the foregoing, existing and to be developed or acquired product ideas and designs, technology, research, test procedures and results, computer software, computer lists, data, business information, product and marketing plans, personnel information, procedural and technical manuals and practices, servicing routines, specialised and engineering know how and any other ideas, concepts, methods, discoveries, inventions, procedures or information that are proprietary to the Company or its affiliates or its actual or prospective customers or suppliers or that the Company is required, by contract or otherwise, to keep confidential, whether wholly or partially developed by the Executive or provided to the Executive and whether embodied in a tangible medium or merely remembered.

The Executive shall protect and preserve as confidential during and after the term and also entirely and without exception after the term of his employment all of the Secrets at any time known to the Executive or in him possession or control (whether wholly or partially developed by the Executive or provided to the Executive, and whether embodied in a tangible medium or merely remembered), unless and until such Secrets are disclosed to the public and are thereby no longer confidential.

8.2	The Executive shall neither use nor allow any other person to use any of the Secrets in any way, except for the benefit of the Company and as directed by an officer of the Company. All tangible items embodying or disclosing any portion of the Secrets shall be and remain the property of the Company, and shall be returned to the Company upon the termination of the Executive’s employment or the earlier request by an authorised officer of the Company.

9.	Inventions and Innovations, Intellectual Property Rights

9.1	All inventions and technical and commercial innovations, records, work results, files, documentation, equipment and the like and any and all intellectual property rights of any kind relating to the business of the Company or a subsidiary, which the Executive shall invent, develop, conceive, produce, prepare during the term of his employment, regardless of whether the Executive thereby performed his contractual duties, shall be and remain the sole property of the Company or the relevant subsidiary or shall be assigned by the Executive to the Company or the relevant subsidiary, and, at the Company’s request and expense, the Executive shall apply to the proper issuing authorities for such intellectual property rights as the Company may designate and shall execute any and all documentation required for the issuance of such patents, trademarks and models or other intellectual property rights.

To that effect, any and all ideas and work results of a technological or commercial kind which the Executive creates or in which creation he participates while performing his employment activities, belong to the Company, regardless of whether such ideas and work results are

•	protectable or not under the applicable law;

•	invented during or not during the performance of the Executive’s duties;

•	invented at the Executive’s work place or elsewhere.

The Company reserves its right to acquire and to exploit any and all inventions made by the Executive while performing his employment activities, regardless of whether or not the Executive thereby performed his contractual duties in accordance with article 332 of the Swiss Code of Obligations.

At any time, the Company shall be entitled to modify or amend the Executive’s commercial and technological ideas, inventions and work results transferred to or acquired by the Company in accordance with the Company’s rights under this Contract.

9.2	The Executive transfers to the Company with immediate effect any and all copyrights as well as all rights associated with work results, which the Executive - be it alone or in co-operation with others - produced while performing his employment activities. By virtue of the transfer of rights, the Company as derivative owner shall be fully entitled to exploit the copyrights, IP or neighboring rights to protected materials, and no additional compensation by the Company to the Executive shall be due for such transfer.

10.	Vacation

The Executive shall be entitled to a vacation of six weeks per calendar year.

11.	Relief from Duty to Work

The Company may at any time and in its absolute discretion require the Executive not to attend his place of work and not to perform any duties for the Company or to perform only such specific duties, projects or tasks as are expressly assigned to him by the Company. The Executive will continue to receive his compensation as well as benefits and applicable allowances during any such period.

12.	Return of Company’s Property and Repayment of Sums Due to the Company

On termination of this Contract, the Executive shall immediately return to the Company in accordance with its instructions all equipment, correspondence, documents, data, data storage media, records, software, models, notes, reports and any other documentation and any copies thereof and any other property and devices (such as, e.g., laptops, mobile phones, etc.) belonging to Syngenta.

13.	Non-Competition and Non-Solicitation

13.1	In the event that the Executive’s Contract ends for any reason, including the termination of this Contract pursuant to the terms set out in clause 3 of this Contract, the Executive agrees that, subject to the continued payment of the base salary pursuant to clause 4.2 and the target annual short-term incentive award, for a period of one (1) year, the Executive shall not, directly or indirectly, individually or as a partner, by way of a joint venture, agent, employee or otherwise in any manner whatsoever enter into, carry on, or otherwise participate in, any aspect of the business of research, development, manufacture, marketing, sales or distribution of products in the same markets as Syngenta AG or its subsidiaries or affiliates, to the extent the Executive will have been active in the scope of such business at any time during the period of the Executive’s employment with Syngenta anywhere in the world.

13.2	In addition, for a period of one year after the end of the employment with the Company, the Executive shall not, directly or indirectly, solicit or contact, for the purposes of solicitation, any customers or employees of Syngenta.

13.3	The non-competition obligation lapses if the Company terminates the Contract without justified reason, or if the Executive terminates the Contract for a justified reason for which the Company is responsible.

13.4	In the event of a breach of this clause 13, the Company shall be entitled to claim liquidated damages in the amount of one annual base salary applicable at the time of termination of this Contract. The payment of this penalty does not release the Executive from the non-competition obligation. The Company may, in addition to liquidated damages, claim further damages and/or request a court order, by which the Executive is ordered not to further breach this provision (specific performance, “Realvollstreckung”).

14.	Miscellaneous

14.1	Remaining Contract Terms

Remaining terms and conditions relating to working hours, sick days, pension, insurance, welfare and other social benefits, expenses and any other aspects that are not covered by this Contract, will be governed by the relevant rules and regulations of the Company (as amended from time to time), including, but not limited to, the Syngenta Code of Conduct, as well as the applicable law.

Any overtime work carried out by the Executive shall be deemed to be fully compensated through his overall remuneration and the vacation, and therefore, no separate remuneration for overtime work and/or compensation through free time shall be due by the Company.

14.2	Gifts and Privileges

The Executive shall not accept any gift or privilege given or offered in connection with his professional services, with the exception of items with marginal value. In case of doubt, the Executive shall inform the Chief Executive Officer.

14.3	Data Protection

It is agreed and understood by the Executive that the Company processes personal data of the Executive, provided that such processing of data relates to the employment and is necessary for the performance of the present Contract. The Executive explicitly agrees that the Company may hold, process, transmit, modify or delete such data.

14.4	Partial Invalidity and Modifications; Entire Agreement

The invalidity or unenforceability of any particular provision of this Contract and its appendices shall not affect the other provisions, and this Contract shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

This Contract is the only and entire agreement between the parties hereto; it replaces any and all previous agreements entered into between the parties, including any agreements entered into between the Executive and other legal entities of Syngenta.

Any added and/or modified and/or waived clauses of this Contract and its appendices shall not be valid unless executed in writing and signed by both parties hereto.

14.5	Notices

All notices required to be given under the terms of this Contract or which either party desires to give hereunder shall be in writing and delivered personally or sent by mail, addressed as follows:

a)	if to the Company, addressed to: the Chief Executive Officer

b)	if to the Executive, addressed to: him personally at the address designated by him for private delivery of mail from the Company, or at such other address as may be designated by him in writing to the Company from time to time.

14.6	Governing Law

This Contract shall be governed by the laws of Switzerland, and the parties submit to the jurisdiction of the courts of Basel, Switzerland.

Syngenta International AG

/s/ Michel Demaré		/s/ Michael Mack
Michel Demaré		Michael Mack
Chairman of the Board		Chief Executive Officer

Place: BASEL		Date: 27th April 2015

The Executive:	/s/ Jonathan Parr

Jonathan Parr

Appendix A to the Contract of Employment

Social Insurance and Pension

1.	Social Security

The Executive’s compensation is subject to the mandatory Swiss social security contributions. The Executive’s contributions to both the Swiss Old-Age, Survivors and Disability insurance (AHV/IV/EO) and to the unemployment insurance (ALV) is based on any form of compensation and will be deducted from salary and other payments. The Company’s contributions are paid directly to the administration.

2.	Pension and Insurance

2.1	With effect from the first day of employment under this Contract the Executive is a member of both the “Pension Fund Syngenta” and the “Supplementary Executive Retirement Plan”. The Company shall make these plans available pursuant to relevant Swiss pension law. The retirement and insurance provisions are set out in the terms and regulations of the pension plans.

2.2	The member contributions will be deducted from the monthly salary payments to the Executive. The Company will pay the respective employer contributions.

3.	Accrued Pension Benefits UK Pension Fund (“the Fund”)

The amount built up in your Retirement Account (RA) within the Fund for service to the date of your relocation to Switzerland (January 1, 2004) shall be preserved at the date of relocation and will be calculated by reference to either (a) Final Pensionable Pay (as defined in the Fund rules) as at the relocation date and then revalued in accordance with the Fund rules or (b) calculated by reference to the relevant salary (defined as your Swiss base salary as at December 31, 2015 converted to UK Sterling at an exchange rate of GBP 1.00 = CHF 2.30) at the date you leave or retire from Syngenta (whichever of (a) or (b) produces the greater RA). Please note that the Fund and its rules are not part of your employment contract.

4.	Short-Term Disability

In the event of incapacity for work due to illness or accident the Executive will receive the base salary and the target annual short-term incentive award for the prorated period up to maximum 720 days, counted within a period of 900 calendar days. The Company pays the insurance premiums.

5.	Accident Insurance

The Company shall provide the Executive with insurance against the financial consequences of occupational and non-occupational accidents, which is mandatory in Switzerland. The Company will pay all premiums.

6.	Health Insurance

Basic insurance is mandatory by law and may only be taken out with an insurance company accredited by the Swiss health care authority.

The Company offers the Executive and the members of his family the opportunity of insurance under an agreement with the provider SWICA. However, the Executive may elect other providers at his discretion. The insurance premiums are at the Executive’s expense.